================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                (RULE 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934


                              -------------------

                                PROXICOM, INC.
                      (Name of Subject Company (Issuer))

                           PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                     (Names of Filing Persons (Offerors))

                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                            ----------------------

                                   744282104
                     (CUSIP Number of Class of Securities)

                            ----------------------

                                Patrick Quarmby
                          Dimension Data Holdings plc
                       Group Corporate Finance Director
                              Dimension Data Oval
                              1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                 South Africa
                         Telephone: 011-27-11-709-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)
                              -------------------

                                  Copies to:
                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                              -------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [_]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

                            Dimension Data
               Aquisition of Proxicom, Inc.

                               15 May, 2001


                                                           [DIMENSION DATA LOGO]

                                                           [DIMENSION DATA LOGO]

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. DIMENSION DATA HOLDINGS PLC HAS NOT YET COMMENCED THE TENDER OFFER REFERRED TO HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF DIMENSION DATA AND THE SOLICITATION/RECOMMENDATION STATEMENT OF PROXICOM, INC. WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY DIMENSION DATA WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY PROXICOM WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DIMENSION DATA HOLDINGS PLC AT 011-44-0793-2020-296. THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO PROXICOM INVESTOR RELATIONS.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA HOLDINGS PLC'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THIS DOCUMENT ALSO CONTAINS STATEMENTS WHICH ARE DIMENSION DATA PLC'S ASSESSMENT OF ITS AND PROXICOM'S BUSINESS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL, CURRENT OR FORECAST RESULTS ARE CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA HOLDINGS PLC UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                                           [DIMENSION DATA LOGO]

Introduction

 .   Presenters:

     -   Jeremy Ord               Chief Executive and Chairman, Dimension Data

     -   Raul Fernandez           CEO and Chairman, Proxicom, Inc.

 .   Agenda

     -   Market Trends and Group Strategy

     -   Proxicom

               Market Trends and Group
                              Strategy


                                                           [Dimension Data Logo]

                                                           [DIMENSION DATA LOGO]
Lessons from 1st Phase of the
Internet Revolution

 .     Positive:

        -   Market education - acceptance of technology

        -   Acceleration of market - dot.com inspired CEO exuberance

        -   Many success stories:

             . Marketing, customer service, value chain, globalisation

             . New business models - disintermediation, reintermediation

             . Penetration - telecommunications infrastructure and end devices

 .     Negative:

        -   Short term loss of confidence

        -   Perception of slowing IT spend - higher project scrutiny

        -   Technology complexity continues to be a barrier

      A networked economy requires complete connectivity and integration

                                                           [DIMENSION DATA LOGO]

Changing Role of the Network

 .     Increased complexity and functionality

 .     Technologies will move from discrete, stand-alone applications to being integrated components of the network:

        -   Policy based networking

        -   Messaging

        -   Directory services

        -   Integrated security

        -   Content delivery networks

        -   Transaction services

        -   Platform services

        -   XML and middleware integration

                                                           [DIMENSION DATA LOGO]

e-Business Needs a New Kind of Integrator

 .    The independent, niche ISP/e-business operating model has collapsed

 .    Network centric model has emerged - skills in all technology channels

 .    Competence in both:
      - Integrating and supporting diverse infrastructures (Integration)
      - Integrating external business applications (Connectivity)

 .    Global footprint

 .    Examples of these transactions include IBM Global Services/Mainspring;
     EDS/Framfab

                                                           [DIMENSION DATA LOGO]



Business Group Strategy

Market Positioning

                                B2B SERVICE PROVIDERS
--------------------------------------------------------------------------------
 Carrier Services                Systems Integration        Business Consultants

                                    DIMENSION DATA

                                   Network
                                             i-Commerce
                                   Services

                                     IBM Global Services

                            Loudcloud               Proxicom

                         Predictive                    Sapient

                           Lucent                        Diamond Technology

                      Netsolve                                Accenture

                    UUNet                                       KPMG Cons

       Deutsche Telekom                               Cap Gemini Ernst & Young

Energis                                                                 McKinsey

                                                           [DIMENSION DATA LOGO]


Group Business Strategy

Enabling e-Commerce in the New Age Business Environment

   New Users         New Channels         New layers             New Systems

 B2C Customers          Voice                                  External Content

 B2B Customers      Mobile/Wireless          Channel             Product Data
                                          Integration
   Suppliers              Fax                                    ERP Systems

 Intermediaries         Internet                             Transaction Systems

     Staff               E-mail            Application       Customer Databases
                                           Integration
   Investors            Physical                             Supplier Databases

              Connectivity                             Integration

            Network Services                            i-Commerce

                                                           [DIMENSION DATA LOGO]



Connectivity and Integration

Our Core Businesses

 .    Scalable consistent methodology - GSOA

 .    New vision of application integration - computing and communications

 .    Multiple channel integration capabilities - connectivity

 .    Market share and global presence

 .    Supplier partnerships and mindshare

 .    New growth opportunities leveraged off existing platform

 .    Intelligent networks and complete integration should aim to deliver

      - Single view of the customer

      - Common customer experience across all channels

      - Automated enterprise process operation

                     Full benefits of e-Business only with
                     complete integration and connectivity

                                                           [DIMENSION DATA LOGO]

Proxicom

Best-of-Breed, Platform i-Commerce Acquisition

 .    An extensive review of the US e-business sector undertaken

 .    Proxicom is a world class developer and enabler of strategic e-business systems

 .    Important addition to Dimension Data's network-centric service offering

     - Accelerate "First-to-Market" strategy in US

     - Strengthen e-business/integration solution (based on GSOA)

     - Platform for rolling out e-business services to global clients

 .    Opportunity for considerable cross-selling and potential synergies

     - Leverage off Dimension Data's global footprint and long-standing relationships

     - Dimension Data to have access to Proxicom's Fortune 500, US-based clients

 .    Dimension Data US currently has:

     - Footprint on Eastern Seaboard

     - 790 billable employees

     - Extensive skills base in networking, operating systems, storage, application management and servers

 .    Proxicom brings 800 billable employees in US and Europe

                                                           [DIMENSION DATA LOGO]


Proxicom

Valuation and Timing

 .    Dimension Data offer price of $7.50 values equity at $448m and implies a value of $378m (excl. break-up fee) based on cash balances at 31.3.01

 .    Potential for synergies

      - Estimated cost synergies of $4m (overheads/listing fees)

      - Estimated cross-selling synergies of $2.1m pre-tax profit

 .    Expect marginal dilution in 2002, but accretive thereafter

 .    Intention to appoint Raul Fernandez to Dimension Data Board

 .    Transaction expected to close in June/July, 2001

                                                           [DIMENSION DATA LOGO]


                                 Proxicom


                                 Raul Fernandez

      Founder, CEO and Chairman, Proxicom, Inc.

                                                           [DIMENSION DATA LOGO]

The Vision

The Dimension Data / Proxicom combination is a powerful catalyst to advance our shared strategic goals

 .     Proxicom's proven track record in e-business strategy, technology and design combined with Dimension Data's networking and infrastructure strength creates a market leading offering and new class of systems integrator

 .     Sharing knowledge and best practices will create immediate and tangible benefits for our customers

      - One-stop shopping for mission critical solutions

      - An enhanced and complementary portfolio of service offerings

                                                           [DIMENSION DATA LOGO]

Benefits for our combined future

 .     "First-to-Market" of the new breed of systems integration
      companies

 .     Broader offering providing a single link from the business to the network for total connectivity and integration

 .     Increased depth of industry specific knowledge spanning 7 verticals

 .     Combined access to larger, global customer base

 .     Opportunity to establish diversified revenue streams using
      Dimension Data's Global Services Operating Architecture
      (GSOA)

 .     Size, scale, and a global footprint over 5 continents

                                                           [DIMENSION LOGO DATA]

Introduction to Proxicom

 .     Proxicom is a leading provider of e-business strategy and development services to Fortune 500 corporations.

        - Go to market with a vertical industry focus

        - Strong long-term relationships with leading corporations

        - Creative, technology & strategy practices provide integrated solutions

        - Proven capability to deliver large, complex systems for global clients

                                                           [DIMENSION LOGO DATA]

Vertical Industry Focus

2001

Automotive &
Manufacturing

[TOYOTA, GM, RENAULT LOGOS]

                        30%

Comm. &
High Tech

[METROCALL, AETHER, TELEGOLBE LOGOS]

                                 11%

Financial
Services

[MERRILL LYNCH, CHASE, DEUTSCHE BANK LOGOS]
                                       20%

Media &
Entertainment

[AOL TIME WARNER, THE NEW YORK TIMES, HBO LOGOS]
                                             7%

Service
Industries

[MARRIOTT.COM, STAUBACH, WELLPOINT LOGOS]
                                       14%

Energy

[EXXON MOBIL, DUPONT, GE LOGOS]
                            6%

Consumer
Goods & Retail

[BLACK & DECKER, CHELSEA PROPERTY GROUP, KRAFT LOGOS]
                                                  12%

Numerical values indicate percent of 2000 revenues

                                                           [DIMENSION DATA LOGO]




Abbey National Bank

Cahoot - Business to Consumer Multi-Channel Bank

 .  Solution                                                  [SAMPLE WEB-PAGE]

      -   Identified a new technology-aware
          customer base and developed a customer
          value proposition to target them

      -   Created a new brand for the bank

      -   Designed and implemented a highly
          customized bank

      -   Created the `cahoot' experience across
          Internet, wireless and interactive TV

 .  Benefit

      -   Gained efficiency from straight through
          processing

      - Passed on savings to the customer in the form of attractive pricing

      - Expecting for cahoot to deliver a level of customer service above and beyond that of all competitors

                                                           [DIMENSION DATA LOGO]



Integrated Skills

 .  Strategy

   Develop e-business strategy                                [CHART]

    -   Vertical Industry Expertise               STRATEGY 20%    CREATIVE 20%

    -   E-business, Supply Chain, CRM, and
        Organizational Strategies                          TECHNOLOGY 60%

    -   Competitive Assessment

    -   ROI Analysis

 .  Technology

   Implement Open & Flexible Systems
   that leverage existing infrastructure

     - Enterprise Architecture, B2B2C

     - Design & Development

     - Packaged Application Integration

     - Custom Application Development

     - Data Warehousing

     - Multi-Channel Application Development

     - Hosting

 .  Creative

   Optimize User Experience & Brand Expression

     - Customer Insight & Experience

     - Brand Building

     - Interactive Marketing

     - Information Architecture

     - User Interface Design & Testing

     - Creative Technologies/Site Build-out

     - Data Mining, Metrics & Analysis

                                                           [DIMENSION DATA LOGO]





Why Clients Say We Win

                        [GRAPH]
                     Technology
   1000       +  Strategy   Creative

 Completed    +      Integrated      +  Targeted Vertical   + Proxicom Process =
Engagements           Approach          Industry Knowledge

Ensures Client Value & Success

                                                           [DIMENSION DATA LOGO]



Geographic Reach

            [MAP OF UNITED STATES SHOWING PRIMARY PROXICOM OFFICES]